As filed with the Securities and Exchange Commission on July 1, 2021

Registration No. 333-256515

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

POST-EFFECTIVE AMENDMENT No. 1
to

Form F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ECO WAVE POWER GLOBAL AB (publ)
(Exact name of registrant as specified in its charter)

Sweden	4911	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Inna Braverman
Chief Executive Officer
52 Derech Menachem Begin St.
Tel Aviv-Yafo, Israel 6713701
Tel: +972-3-509-4017

(Address, including zip code, and
telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates 850 Library Ave., Suite 204 Newark, DE 19711 Tel: (302) 738-6680 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Oded Har-Even, Esq. Howard Berkenblit, Esq. Sullivan & Worcester LLP 1633 Broadway New York, New York 10019 Tel: 212.660.5000	Rick A. Werner, Esq. Jayun Koo, Esq. Haynes and Boone, LLP 30 Rockefeller Plaza, 26th Floor New York, New York 10112 Tel: (212) 659-7300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-256515

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Post-Effective Amendment”) to the Registration Statement on Form F-1 (Registration No. 333-256515) (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely to replace Exhibit 5.1 as indicated in Part II of this Post-Effective Amendment. The Registration Statement was declared effective by the Securities and Exchange Commission on June 30, 2021. This Post-Effective Amendment does not modify any provision of the preliminary prospectus constituting Part I the Registration Statement. Accordingly, this Post-Effective Amendment consists only of the facing page, this explanatory note, Part II of the Registration Statement, the signature page to this Post-Effective Amendment and Exhibit 5.1. This Post-Effective Amendment shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees

Under the terms of the Swedish Companies Act, shareholders of the Company may determine, at a general meeting of the company, not to pursue an action against a director or the Chief Executive Officer with respect to liability for damages to the Company.

The Company also maintains directors and officer’s liability insurance to insure our directors and executive officers against certain liabilities incurred based on their capacity as a director or an officer of the Company. The insurance covers economic loss including personal liability related to claims regarding an alleged act or failure to act in the individual’s capacity as a director or executive officer of the Company.

The underwriting agreement the company will enter into in connection with the ADSs being registered hereby provides that the underwriters will indemnify, under certain conditions, the company’s board of directors and its officers against certain liabilities arising in connection with the offering.

Item 7. Recent Sales of Unregistered Securities

Set forth below are the sales of all securities by the Company since our inception in March 2019, which were not registered under the Securities Act. The Company believes that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

Following the acquisition of EWP Israel Ltd., or EWP Israel, as discussed below, on May 21, 2019, our shareholders approved a 50 for 1 split of our common shares.

Upon our inception in March 2019, we issued 2,500,000 common shares for no consideration. These shares were subsequently returned to the Company following the acquisition of EWP Israel, in May 2019. In connection with the acquisition of EWP Israel, we issued 28,839,250 common shares to the holders of EWP Israel’s ordinary shares.

On July 10, 2019, we issued a total of 6,355,594 new common shares, at a price of SEK 19.00 ($2.00) per common share, in our initial public offering on Nasdaq First North for gross proceeds of SEK 111.6 million (approximately $11.9 million).

Item 8. Exhibits and Financial Statement Schedules

Exhibits:

Exhibit Number	Exhibit Description
1.1#	Form of Underwriting Agreement by and among Eco Wave Power Global AB (publ) and A.G.P./Alliance Global Partners, as representative of the several underwriters.
3.1#	Amended and Restated Articles of Association of Eco Wave Power Global AB (publ).
4.1#	Form of Deposit Agreement.
4.2#	Form of American Depositary Receipt (included in Exhibit 4.1)
4.3#	Form of Representative Warrant to Purchase Common Shares Represented by American Depositary Shares
5.1**	Opinion of Setterwalls Advokatbyrå AB, Swedish counsel to Eco Wave Power Global AB (publ).
5.2#	Opinion of Sullivan & Worcester LLP, U.S. counsel to Eco Wave Power Global AB (publ).
10.1#	EWPG Holding AB (publ) Long-Term Incentive Program.
10.2#	Loan Agreement, dated May 13, 2019, in the Amount of $200,000, by and between David Leb and Eco Wave Power Ltd.
10.3#	Loan Agreement, dated May 13, 2019, in the Amount of $800,000 by and between David Leb and Eco Wave Power Ltd.
10.4#	Side Letter to Loan Agreements, dated January 21, 2021, by and between David Leb and Eco Wave Power Ltd.
10.5#	Loan Agreement, dated March 7, 2019, by and between Eco Wave Power Ltd. and PortXL Netherlands B.V.
21.1#	List of Subsidiaries.
23.1#	Consent of Kesselman and Kesselman.
23.2**	Consent of Setterwalls Advokatbyrå AB (included in Exhibit 5.1).
23.3#	Consent of Sullivan & Worcester LLP (included in Exhibit 5.2).
24.1#	Power of Attorney (included on the signature of the Registration Statement).

**	Filed herewith.
#	Previously filed.

Financial Statement Schedules:

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Company’s financial statements and related notes thereto.

Item 9. Undertakings

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this amendment to the registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Tel Aviv-Yafo, Israel on July 1, 2021.

Eco Wave Power Global AB (publ)

By:	/s/ Inna Braverman
Inna Braverman
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Inna Braverman	Chief Executive Officer	July 1, 2021
Inna Braverman	(Principal Executive Officer)

/s/ Aharon Yehuda	Chief Financial Officer	July 1, 2021
Aharon Yehuda	(Principal Financial and Accounting Officer)

*	Director, Chairman of the Board of Directors	July 1, 2021
Mats Andersson

*	Director	July 1, 2021
David Leb

*	Director	July 1, 2021
Elias Jacobson

*By: /s/ Inna Braverman		July 1, 2021
Name: Inna Braverman
Title: Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, Puglisi & Associates, the duly authorized representative in the United States of Eco Wave Power Global AB (publ), has signed this registration statement on July 1, 2021.

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Puglisi & Associates